Exhibit 23(a)

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-84594 and 333-70702 on Form S-3, and 2-82760, 33-6369, 333-17701 and 333-62070 on Form S-8, of our report dated December 12, 2002, (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in accounting for acquisition, exploration and development activities related to oil and gas reserves from the full cost method to the successful efforts method, and the change in accounting for derivative instruments to adopt Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended) appearing in this Annual Report on Form 10-K of Peoples Energy Corporation for the year ended September 30, 2002.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Chicago, Illinois

December 12, 2002